

October 18, 2012

Via E-mail
Mr. Rick Shearer
Chief Executive Officer
Emerge Energy Services LP
1400 Civic Place, Suite 250
Southlake, Texas 76092

> Re: **Emerge Energy Services LP (f/n/a Emergent Energy Services LP)**
> **Amendment No. 2 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted October 1, 2012**
> **CIK No. 0001550863**

Dear Mr. Shearer:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Form S-1/A

Summary, page 1

Sand Segment Overview, page 1

1.   Please disclose the date of the Freedonia Group research information you cite.

2.   We note your response to prior comment 1 from our letter dated August 17, 2012. While you have provided supplementally information as to the coarseness of your reserves, the only information you cite to as to how this compares "relative to other Wisconsin-based frac sand manufactures" is contained in one paragraph of a February 9, 2012 report by PropTester®, Inc. and KELRIK, LLC. In this regard, the language you cite appears to

speak about deposits in the St. Peter, Jordan and Wonewoc formations generally, and does not appear to provide sufficient information to support your disclosure as to the relative coarseness of your competitors' reserves. Please revise your disclosure accordingly.

The Offering, page 19

3.   In response to prior comment 2 from our letter dated August 17, 2012, you revised your disclosure to state that Insight Equity is deemed to be an underwriter with respect to the over-allotment shares. However, in this amendment you also disclose that the net proceeds on any such shares will be paid to Insight Equity "and other private investors." Please revise to name all other private investors as underwriters with respect to over-allotment shares as to which they receive proceeds.

Financial Statements

Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

4.   It does not appear that all pro forma totals presented are clerically accurate. For example, please refer to the total presented for pro forma goodwill.

Superior Silica Holdings LLC Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies, page F-46

Mineral resources, net, page F-49

5.   We note your response to comment 10 in our letter dated August 17, 2012 and the related revisions to your disclosure. Your revised policy disclosure states that drilling and related costs are capitalized in connection with the conversion of non-reserve minerals to proven and probable reserves when the benefit is to be realized over a period greater than one year. It does not appear that the capitalization of these types of costs is appropriate. Please provide us with additional information supporting this aspect of your cost capitalization policy.

Mr. Rick Shearer
Emerge Energy Services LP
October 18, 2012
Page 3

AEC Holdings, LLC Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

Note 5. Commitments and Contingencies, page F-69

Litigation, page F-70

6.   We note you disclose that management does not believe that a liability is reasonably ascertainable with regard to the matter described here and on page 167 of your submission. Please tell us whether this language is meant to convey that the amount of loss cannot be reasonable estimated and, if so, please revise your disclosure. Refer to FASB ASC 450-20-25-2.

Exhibits

7.   Please note that any comments relating to your requests for confidential treatment will be provided in a separate letter.

Closing Comments

       In responding to these comments, please consider our letter to you dated October 1, 2012 with regards to new procedures for submitting draft registration statements. Please note, beginning October 15, 2012, draft registration statements and amendments must be submitted or filed via the EDGAR system. Please see the information at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       You may contact Andri Boerman at (202) 551-3645 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters or John Coleman at (202) 551-3610 if you have questions regarding the engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, Norman von Holtzendorff at (202) 551-3237 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director